Exhibit 1.2

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Investor Relations	Media Relations
Craig Celek CDC Corporation (212) 661-2160 craig.celek@cdccorporation.net	Jennifer Buchhalter Articulate Communications Inc. (617) 451-7788 ext. 16 jbuchhalter@articulatepr.com

Stephanie Kelly Joins CDC Software as Senior Vice President and Head of Global Human Resources

ATLANTA, August 9, 2006—CDC Software, a wholly owned subsidiary of CDC Corporation (NASDAQ: CHINA) and a provider of enterprise software applications and services, announced today that Stephanie A. Kelly has joined the company as senior vice president of Human Resources.

Ms. Kelly’s responsibilities include oversight of the human resource function throughout the organization to include managing the rapid global growth that CDC Software is experiencing. Ms. Kelly will report directly to the CEO and will be based in the company’s U.K. office.

“I have charged Stephanie with creating a world class HR practice that fully integrates all of our employees into our corporate culture. In doing so, we will ensure an ongoing commitment to the success of our customers, particularly as the organization continues on its path of rapid growth,” said Peter Yip, CEO of CDC Software. “CDC Software is positioned for accelerated growth, both through organic expansion within our targeted vertical industries, and through strategic acquisitions. Stephanie will play a critical role in achieving our objectives, particularly in light of our desire to become a stand-alone company. Stephanie is an accomplished HR leader with the experience we need. She is another great example of our ability to attract the top talent in our industry today.”

Ms. Kelly has more than 15 years of experience in human resources, most recently serving for the last six years as global vice president of human capital for SSA Global. During her very successful tenure at SSA Global, she oversaw the rapid and cost-effective restructuring of 14 acquisitions ranging from regional companies up to global organizations with offices in more than 30 countries. Ms. Kelly was a key member of the pre-acquisition due diligence team, focusing on minimizing financial liabilities and assessing the management depth of acquired companies. As acquisitions were completed, Ms. Kelly and her team created and executed timely integration plans including office consolidations and standardization of procedures and systems for reviews and assessments, training and benefits. Ms. Kelly was also a key member of the executive management team that took the company public in 2005.

Prior to her service at SSA Global, Ms. Kelly’s experience included serving as an international human resource advisor for PAREXEL International, one of the largest biopharmaceutical outsourcing organizations in the world. Ms. Kelly holds a Bachelor of Arts degree in Business Studies from Sheffield Hallam University and is a chartered member of the Institute of Personnel and Development and gained a Senior Professional in Human Resources (SHRM) designation.

“I am pleased to be given this opportunity,” said Ms. Kelly. “I look forward to working with the global HR team and executive management to further develop CDC Software’s corporate culture and drive change in the organization through the improvement of business processes and effective management of organizational talent.”

About CDC Corporation

The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Mobile focused on mobile applications, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

About CDC Software

CDC Software, The Customer-Driven Company™, is a provider of enterprise software applications designed to help organizations deliver a superior customer experience while increasing efficiencies and profitability. CDC Software’s product suite includes the Pivotal CRM (customer relationship management), c360 CRM add-on products, industry solutions and development tools for the Microsoft Dynamics CRM platform, Ross ERP (enterprise resource planning) and SCM (supply chain management), IMI warehouse management and order management, Platinum China HR (human resource) and business analytics solutions.

These industry-specific solutions are used by more than 5,000 customers worldwide within the manufacturing, financial services, health care, home building, real estate, and wholesale and retail distribution industries. The company completes its offerings with a full continuum of services that span the life cycle of technology and software applications, including implementation, project consulting, outsourced business services, application management and offshore development. CDC Software is the enterprise software unit of CDC Corporation (NASDAQ: CHINA) and is ranked number 18 on the Manufacturing Business Technology 2006 Global 100 List of Enterprise and Supply Chain Management Application vendors. For more information, please visit www.cdcsoftware.com.

Cautionary Note Regarding Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements relating to the effect of the management appointment at CDC Software, the growth of revenue both organically and through targeted acquisitions, and the enhancement of the company’s competitive position. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: the ability to realize strategic objectives by taking advantage of market opportunities in targeted geographic markets; the ability to make changes in business strategy, development plans and product offerings; the ability to identify and acquire revenue enhancing businesses, the ability to integrate operations or new acquisitions in accordance with the company’s business strategy; the effects of restructurings and rationalization of operations; and the ability of CDC Software to become a stand-alone company. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2005 on Form 20-F filed on June 21, 2006. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

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